October 25, 2010	Jenner & Block LLP 353 N. Clark Street Chicago, IL 60654-3456 Tel 312-222-9350 www.jenner.com	Chicago Los Angeles New York Washington, DC

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Max A. Webb
Justin T. Dobbie
J. Nolan McWilliams
Juan Migone
David R. Humphrey

Re:	General Motors Company
Amendment No. 2 to Registration Statement on Form S-1
Filed October 14, 2010
File No. 333-168919

Ladies and Gentlemen:

On behalf of General Motors Company (the “Company” or “GM”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated October 20, 2010, relating to the Company’s Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-168919) filed with the Commission on October 14, 2010.

The Company is concurrently filing via EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”). For the convenience of the Staff, we are enclosing with this response letter copies of Amendment No. 3 with the relevant new disclosures marked for the Staff’s ease of review.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto. Capitalized terms not defined herein have the meaning given to them in Amendment No. 3.

Securities and Exchange Commission

Management’s Discussion and Analysis, page 40

Segment Results of Operations, page 86

1.	We note your response to prior comment 29. In this regard, please add an introductory paragraph to discuss management’s conclusions regarding segment reporting. In particular, discuss why management believes segment information is best reported on a geographic basis rather than another basis, such as by brands, platforms or product offerings (small, medium, and large cars and trucks). Also, disclose the reasons why you believe there are no reporting units in GMNA or GME below the operating segment level. This comment also applies to Note 33 to your audited financial statements.

In response to the Staff’s comment, the Company has revised its disclosures on pages 86, 143, F-33 and F-161 of Amendment No. 3.

GM North America, page 86

2.	We note your disclosure on page 44 that the breakeven point is a critical metric that provides an indication of GMNA’s cost structure and operating leverage. Accordingly, please add the supporting calculation of GMNA’s breakeven point in your filing. Include disclosure of the underlying assumptions, such as market share and variable profit per vehicle. Also, because of the critical nature of this metric, add a sensitivity analysis similar to that provided in your response to prior comment 19, in which you indicate that, if there was a shift in demand such that your truck market share deteriorated 10 percentage points and your car market share increased by 10 percentage points, GMNA’s breakeven point would increase from a U.S. industry volume of 10.7 million units to 11.0 million units. Include disclosure of the assumptions underlying this sensitivity analysis, including the variable profit per truck and the variable profit per car.

In response to the Staff’s comment, the Company has revised its disclosure on pages 4, 44 and 89 of Amendment No. 3.

Liquidity and Capital Resources, page 108

Credit Facilities, page 111

3.	In the second paragraph of this section, you state that your largest credit facility is GM Daewoo’s $1.1 billion revolving credit facility. However, in the fourth paragraph, you indicate the same credit facility was fully utilized with $1.2 billion outstanding. Please clarify your disclosures in this regard. We suggest you use tables to present comparative information with respect to the credit facilities of GM and Old GM.

In response to the Staff’s comment, the Company has revised its disclosure on page 115 of Amendment No. 3. Notwithstanding the fact that the Company has revised the Registration Statement in response to the Staff’s comment, by including that disclosure the Company is not admitting that the new information is material. The Company respectfully advises the Staff that the Company plans to enter into a new five-year, $5 billion secured revolving credit facility on or about October 27, 2010. At that time, this new revolving credit facility will be the Company’s largest credit

Securities and Exchange Commission

facility. The Company will update its disclosures in the Registration Statement for this new facility once the agreement is finalized.

4.	We note that your discussion of credit facilities does not include the UST Loans and the Canadian Loan. At December 31, 2009, these loans were larger than GM Daewoo’s revolving credit facility. As such, please create an additional section within Liquidity and Capital Resources to discuss the UST Loans and the Canadian Loan. We suggest you summarize these loans, along with the DIP Facility, in a manner consistent with the table on page F-14, for (i) the period December 31, 2008 through July 9, 2009, (ii) the period July 10, 2009 through December 31, 2009, and (iii) the period January 1, 2010 through June 30, 2010. In this regard, please ensure that you show the effect of the 363 Sale on amounts owed to the UST and the EDC.

In response to the Staff’s comment, the Company has revised its disclosure beginning on page 111 of Amendment No. 3. Notwithstanding the fact that the Company has revised the Registration Statement in response to the Staff’s comment, by including that disclosure the Company is not admitting that the new information is material.

5.	We note your disclosure in the first paragraph on page F-69 regarding the vitality commitment. We also note that, as discussed in your response to prior comments 23 and 24, the vitality commitment will terminate earlier than December 31, 2014 if before that date, the UST receives total proceeds from debt repayments, dividends, interest, preferred stock redemptions and common stock sales equal to the total dollar amount of all UST invested capital. In this regard, it is unclear whether or not the additional notes issued to the UST are included in the total dollar amount of all UST invested capital since, as discussed in footnote (a) to the table on page F-14, Old GM did not receive any proceeds from the issuance of these promissory notes, which were issued as additional compensation to the UST. Therefore, for clarity, please disclose the total dollar amount of all UST invested capital. We suggest you add this disclosure, along with a description of the vitality commitment, to the section added to Liquidity and Capital Resources to discuss the UST Loans and the Canadian Loan.

In response to the Staff’s comment, the Company has revised its disclosure on page 112 of Amendment No. 3.

Underwriting, page 243

Direct Share Program, page 245

6.	We note that the underwriters have reserved up to five percent of the common shares for sale directly to your directors, certain employees and retirees, and other designated individuals residing in the U.S. and Canada. Please provide us with any materials, including screen shots from the program website, given to potential purchasers of the reserved shares. Please also disclose whether shares purchased in the directed share program will be subject to lock-up agreements. If so, please briefly describe the lock-up agreements.

The Company is supplementally furnishing with this response letter materials that were provided to potential participants in the Directed Share Program (“DSP”), including screen shots from the DSP website. The Company will also supplementally furnish to the Staff

Securities and Exchange Commission

additional materials provided in the future to potential participants in the DSP. The supplemental materials are not being furnished in electronic format and are not being filed with nor deemed part of the Registration Statement or any amendments thereto.

The Company respectfully advises the Staff that the DSP does not contain a lock-up provision. Once DSP participants’ payment for the shares has been received, DSP participants will be able to freely trade any shares of GM common stock they purchase through the DSP. The only exception is the fact that the underwriting agreement will contain a provision requiring Company directors and officers who are subject to Section 16 reporting obligations to execute and deliver lock-up agreements to the underwriters. The Company respectfully advises the Staff that it will disclose the terms of these lock-up arrangements in the Registration Statement, as appropriate, prior to printing and distribution of the preliminary prospectus.

Audited Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 18. Short-Term and Long-Term Debt, page F-66

7.	We note your disclosure on page 112 that your largest credit facility at December 31, 2009, as well as June 30, 2010, is GM Daewoo’s revolving credit facility. As such, please disclose amounts related to GM Daewoo’s revolving credit facility as a separate line item in the tables summarizing your debt in Note 18 to your audited financial statements. This comment also applies to the table summarizing your debt in Note 13 to your interim financial statements.

In response to the Staff’s comment, the Company has revised its disclosure on pages F-66, F-67 and F-192 of Amendment No. 3. Notwithstanding the fact that the Company has revised the Registration Statement in response to the Staff’s comment, by including that disclosure the Company is not admitting that the new information is material.

8.	In the first paragraph on page F-69, you refer to the volume of manufacturing conducted in the U.S. contemplated in your business plan provided to the UST in July 2009. Since you set forth the specific volume amounts in Exhibit 10.41, and disclose them on pages 22 and 170, please revise the disclosure in Note 18 to your audited financial statements to include the projected manufacturing levels for each year through 2014.

In response to the Staff’s comment, the Company has revised its disclosure on page F-69 of Amendment No. 3.

Note 33. Segment Reporting, page F-161

9.

In your response to prior comment 29, you note that not all vehicles within a segment are individually profitable on a fully allocated cost basis, but that you nevertheless need those vehicles in your product mix in order to attract customers to dealer showrooms and to maintain sales volumes for other, more profitable vehicles. You also note that you must maintain a mix of product offerings across your fleet of vehicles to support your overall operations and segment profitability and to meet regulatory requirements such as Corporate

Securities and Exchange Commission

Average Fuel Economy regulations. Please include these disclosures in your financial statements and/or MD&A, as appropriate.

In response to the Staff’s comment, the Company has revised its disclosures on pages 86, 143, F-33 and F-161 of Amendment No. 3.

Unaudited Condensed Consolidated Interim Financial Statements

Notes to Condensed Consolidated Financial Statements

Note 13. Short-Term and Long-Term Debt, page F-192

GM Daewoo Revolving Credit Facility, page F-194

10.	Since the GM Daewoo revolving credit facility is your largest credit facility, please disclose the related repayment terms, interest rate, security and any other material terms. This comment also applies to Note 18 to your audited financial statements.

In response to the Staff’s comment, the Company has revised its disclosure on pages F-71 and F-194 of Amendment No. 3. Notwithstanding the fact that the Company has revised the Registration Statement in response to the Staff’s comment, by including that disclosure the Company is not admitting that the new information is material.

Exhibit 99.3

11.	Please refile the consent of IHS Global Insight as an Exhibit 23 in your next amendment. Refer to Item 601(b)(23) of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will address the comment in connection with a future Registration Statement amendment filing.

Other

12.	Update the financial statements, as necessary, to comply with Article 3-12 of Regulation S-X, at the effective date of the registration statement.

The Company notes the Staff’s comment and will update its financial statements, as necessary, to comply with Article 3-12 of Regulation S-X prior to the effective date of the Registration Statement.

13.	Please provide a currently dated signed consent from the independent public accountant in the amendment.

The Company notes the Staff’s comment and has filed currently dated consents of Deloitte & Touche LLP as Exhibits 23.1 and 23.2 to Amendment No. 3.

* * * * *

Securities and Exchange Commission

A letter from Nick Cyprus, Vice President, Controller and Chief Accounting Officer of the Company, containing the following representations is sent as an EDGAR correspondence under a separate cover:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments, or changes to the Company’s disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates your assistance in its compliance with applicable disclosure requirements and in enhancing the overall disclosures in its filings. Should you have any questions or comments regarding the responses in this letter or Amendment No. 3, please feel free to contact me at (740) 633-9500. Thank you for your assistance.

Very truly yours,

/s/ William L. Tolbert, Jr.

William L. Tolbert, Jr.

Enclosures

cc (w/o encl.):

Nick S. Cyprus

Vice President, Controller and Chief Accounting Officer

General Motors Company

Robert C. Shrosbree, Esq.

General Motors Company

Joseph P. Gromacki, Esq.

Brian R. Boch, Esq.

Jenner & Block LLP

Richard A. Drucker, Esq.

Sarah E. Beshar, Esq.

Davis Polk & Wardwell LLP

October 25, 2010

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-3561

Attention:	Max A. Webb Justin T. Dobbie J. Nolan McWilliams Juan Migone David R. Humphrey

Re:	General Motors Company Amendment No. 2 to the Registration Statement on Form S-1 Filed October 14, 2010 File No. 333-168919

Ladies and Gentlemen:

Reference is hereby made to that letter of even date herewith submitted by William L. Tolbert, Jr. of Jenner & Block LLP to you in response to the comment letter dated October 20, 2010 that General Motors Company (the “Company”) received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced filings.

In connection with the responses to your comments contained within Mr. Tolbert’s letter, we hereby acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filing;

•	Staff comments, or changes to our disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in our compliance with applicable disclosure requirements and in enhancing the overall disclosures in our filings.

Very truly yours,

/s/ Nick S. Cyprus
Nick S. Cyprus
Vice President, Controller and Chief Accounting Officer